UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.     )

LEE ENTERPRISES, INCORPORATED.

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

523768109

(CUSIP Number)

Brent D. Baird

Ann N. Bonte

25 Melbourne Place

Buffalo, New York 14222

Tel. 716-830-6322

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 7, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 523768109	SCHEDULE 13D	Page 2 of 7

1.	Names of Reporting Person: Brent D. Baird
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: PF
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization: U.S.
	7.	Sole Voting Power: Common Stock – 2,909,068 shares
	8.	Shared Voting Power: -0-
	9.	Sole Dispositive Power: Common Stock – 2,909,068 shares
	10.	Shared Dispositive Power: -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: Common Stock – 2,909,068 shares
12.

  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

  ☐

The total shares included in Item 11 excludes 75,000 Common Shares held by Mr. Baird’s wife, Ann N. Bonte, as to which he disclaims beneficial ownership.

13.	Percent of Class Represented by Amount in Row (11): Common Stock – 4.98%
14.	Type of Reporting Person: IN

CUSIP No. 523768109	SCHEDULE 13D	Page 3 of 7

1.	Names of Reporting Person: Ann N. Bonte
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: PF
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization: U.S.
	7.	Sole Voting Power: Common Stock – 75,000 shares
	8.	Shared Voting Power: -0-
	9.	Sole Dispositive Power: Common Stock – 75,000 shares
	10.	Shared Dispositive Power: -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: Common Stock – 2,909,068 shares
12.

  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

  ☐

The total shares included in Item 11 excludes 2,909,068 Common Shares held by Ms. Bonte’s husband, Brent D. Baird, as to which she disclaims beneficial ownership.

13.	Percent of Class Represented by Amount in Row (11): Common Stock – 0.13%
14.	Type of Reporting Person: IN

CUSIP No. 523768109	SCHEDULE 13D	Page 4 of 7

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $.01 per share (“Common Shares”) of LEE ENTERPRISES, INCORPORATED, a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 4600 East 53rd Street, Davenport, Iowa 52807..

Item 2.	Identity and Background.

(a) This statement is filed by:

Brent D. Baird and

Ann N. Bonte

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The principal address of the Reporting Persons is 25 Melbourne Place, Buffalo, New York 14222.

(c) Each of the Reporting Persons is retired from active employment.

(d) During the past five (5) years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five (5) years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is a U.S. citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

All of the Common Shares owned by the Reporting Persons were purchased by him or her with their respective personal funds. The total consideration paid for the Common Shares purchased by the Reporting Persons is $3,483,018.90, including $5,520.00 of brokerage commissions.

CUSIP No. 523768109	SCHEDULE 13D	Page 5 of 7

Item 4.	Purpose of Transaction.

The acquisitions of Common Shares by the Reporting Persons were made for investment purposes. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Common Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Common Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Common Shares, selling some or all of their Common Shares, engaging in short selling of or any hedging or similar transaction with respect to the Common Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) Mr. Baird owns beneficially, and has the sole power to vote and dispose of, 2,909,068 Common Shares or approximately 4.98% of the outstanding Common Shares of the Company, based on 58,358,584 Common Shares outstanding as of July 31, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the Quarter ended June 28, 2020.

The transactions in Common Shares by Mr. Baird during the past sixty (60) days are as follows:

Nature of Transaction	No. of Common Shares Purchased/(Sold)	Price Per Share ($)
Open market purchase – 8/17/20	8,880	$0.9800
Open market purchase – 9/16/20	22,860	$0.8573
Open market purchase – 9/17/20	25,000	$0.8859
Open market purchase – 9/21/20	840	$0.8200
Open market purchase – 10/2/20	2,049	$0.8784
Open market purchase – 10/5/20	25,000	$0.9037
Open market purchase – 10/7/20	100,000	$0.9068

CUSIP No. 523768109	SCHEDULE 13D	Page 6 of 7

(b) Ms. Bonte owns beneficially, and has the sole power to vote and dispose of, 75,000 Common Shares or approximately 0.13% of the outstanding Common Shares of the Company, based on 58,358,584 Common Shares outstanding as of July 31, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the Quarter ended June 28, 2020.

Ms. Bonte has not entered into any transactions in Common Shares during the past sixty (60) days.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Common Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Common Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

On October 13, 2020, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be filed as Exhibits.

99.1	Joint Filing Agreement by and among Brent D. Baird and Ann N. Bonte, dated October 13, 2020.

CUSIP No. 523768109	SCHEDULE 13D	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date: October 13, 2020

/s/ Brent D. Baird
BRENT D. BAIRD

/s/ Ann N. Bonte
ANN N. BONTE